Strictly Private & Confidential

Revised, July 23, 2012

Mr. Jed Trosper

uBuy2Give, Inc.

90 Grove Street

Ridgefield, CT 06877

Re:      Binding Offer

Dear Jed:

On behalf of Dynastar Holdings, Inc. (hereinafter referred to as “Buyer” or “Dynastar”), this letter (the “Binding Offer”) sets forth certain terms and conditions with respect to Buyer’s interest in acquiring the business assets (the “Acquisition”) of uBuy2Give, Inc. (the “Company”). Dynastar and the Company are sometimes each referred to herein as a “Party” and together, the “Parties.

I.	Dynastar

Dynastar, a U.S. public company whose common stock (the “Common Stock”), is listed on the OTC Markets, is pursuing a business strategy in the direct selling sector.

II.	Acquisition Structure

Dynastar hereby offers to purchase substantially all of the assets of the Company (the “Assets”) through the issuance to the Company of shares of Dynastar Common Stock in accordance with the terms set forth in Section III below and subject to the conditions set forth in Section IV below and the other terms and conditions described herein and assuming the satisfactory completion of our due diligence relating to the Assets and the business of the Company.

For purpose of the Acquisition, the Assets of the Company shall encompass all of the Company’s assets listed on Schedule A hereto including (without limitation) the Company’s proprietary software and all rights related thereto.

III.	Payment & Structure

Dynastar shall acquire the Assets according to the following terms and payment schedule, upon satisfactory completion of all conditions by Buyer and the Company, as set forth below.

a.	Upon the closing of the Acquisition (the “Closing”), in exchange for transfer of the Assets to Dynastar, Buyer will issue to the Company that number of restricted shares of its Common Stock (the “Initial Shares”) equal to five percent (5%) of the number of shares of Common Stock outstanding immediately prior to the Closing; and

b.	If the acquisition of the Assets results in the generation of $1,000,000 in gross revenues[1] for Dynastar within twelve (12) months after the ConnectionPlus assets launch within Dynastar, Dynastar shall issue to the Company, once revenues reach the $1,000,000 milestone, an additional number of restricted shares of its Common Stock equal to seven and one half percent (7.5%) of the number of shares of Common Stock outstanding immediately prior to the Closing. If such gross revenues reach $1,500,000 within the initial twelve (12) months after the launch of the ConnectionPlus assets, Dynastar shall issue to the Company an additional number of restricted shares of its Common Stock equal to an additional seven and one half percent (7.5%) of the number of shares of Common Stock outstanding immediately prior to the Closing. For the purpose of clarity, if the acquisition of the Assets results in gross revenues of $1,500,000 within twelve (12) months after the Closing, the Company shall receive an aggregate of fifteen percent (15%) of the number of shares of Common Stock outstanding immediately prior to the Closing which is in addition to the five percent (5%) referenced in Section (III. a).

c.	Dynastar agrees to maintain an average active consultant base of 5,000 during the twelve (12) months following the launch of the ConnectionPlus product with an average referral base of 20,000. Further, Dynastar will use a best effort approach to communicate with this target audience at least four times a month in regard to ConnectionPlus assets and the benefits. If these minimum requirements are not met, the Buyer will receive an additional fifteen percent (15%) for a total of twenty percent (20%) of the Company’s stock after twelve (12) months from the ConnectionPlus assets launch regardless of the amount of revenues generated from the ConnectionPlus assets.

d.	The actual and fully diluted capitalization of Dynastar, including the effect of the continuation of Dynastar’s current private placement offering (the “PPO”) and upon exercise of options under the Dynastar equity incentive plan (the “EIP”) and issued warrants under the PPO, is set for in Exhibit A hereto.

e.	Dynastar shall provide the Company, prior to the date of Closing, with a loan in the principal amount of $100,000, which loan shall be evidenced by a senior subordinated promissory note on terms to be specified following the signing of this Binding Offer letter by the Parties.

Should the acquisition of the Assets not yield the $1,000,000 in gross revenues in the indicated twelve (12) month time period and the conditions set forth in Section III.c for the issuance of the additional fifteen percent (15%) of Dynastar shares are not met, the Company may reacquire the Assets in exchange for the Initial Shares.

Notwithstanding the structure indicated above, Dynastar agrees to structure the Acquisition seeking the most efficient structure from a legal and tax stand point for both the Company and Dynastar.

1 For the purpose of calculating these gross revenues, revenues derived from the sale of daily deals to persons on the Company’s client list shall be included.

IV.	Conditions Precedent

Dynastar’s obligation to complete the Acquisition and purchase the Assets will be subject to the following considerations:

a.	A complete due diligence process as described in Section V below, subject to the Buyer’s satisfaction.

V.	Due Diligence Process & Definitive Agreement Requirements

The Company shall afford Buyer and its attorneys, consultants, advisors, accountants and authorized representatives full access, upon reasonable notice during normal business hours and at other reasonable times, to all of the Company’s properties, books, contracts, commitments, records, personnel, lenders, customers and such other materials and information as deemed reasonably necessary by Buyer in order to permit Buyer to conduct its due diligence investigation. A preliminary due diligence check list may be delivered to the Company promptly following the execution of this Binding Offer letter.

Buyer will conduct a complete due diligence review of the business of the Company which is expected to take no more than thirty (30) days (assuming full cooperation from the Company), beginning from the date that Buyer receives a signed copy of this Binding Offer letter from the Company (the “Due Diligence Period”), relying on its professionals, and independent experts, capable of assessing the Projects’ key business-related information (e.g. technical, financial, commercial, legal and operational). Based on this evaluation, if Buyer determines in its sole judgment that the Acquisition cannot be pursued, Dynastar will promptly notify the Company of this fact and shall have the right to terminate this Binding Offer without further obligation, except as otherwise specified under Sections VII (Confidentiality) and X (Expenses) below.

Subject to the receipt by Dynastar of this Binding Offer letter countersigned by the Company, a definitive purchase agreement (the “DPA”) based on the Binding Offer shall be negotiated in good faith and signed by the parties by the end of the Due Diligence Period. The DPA will contain customary representations, warranties, covenants, indemnifications and conditions to closing and other terms and conditions as to which the parties may agree. The Due Diligence Period may be extended by mutual agreement of the Parties.

VI.	Exclusivity

The Company acknowledges that it is aware that a significant expense will be incurred by Buyer and its agents in connection with the due diligence examination, negotiation, preparation and execution of the DPA contemplated herein. In consideration therefore, so long as Buyer is proceeding with the Acquisition in accordance with the Binding Offer, the Company does hereby warrant, represent and agree that during the Due Diligence Period (as it may be extended) following the receipt by Buyer of this countersigned Binding Offer letter and until the DPA is mutually executed and delivered (together, the “Exclusivity Period”), it will not make any of its books and records available to any other party and will not discuss or negotiate with any other party the sale of (i) any assets of the Company or (ii) a controlling interest in the capital stock of the Company. The Company hereby further covenants and agrees that, during the Exclusivity Period and through the execution of the DPA, it will not enter into any agreement or consummate any acquisition with any third party, in whatever form, with respect to the Acquisition or the assets of the Company or enter into any other transaction that would preclude the consummation of the Acquisition by Buyer, or materially adversely affect the benefits to Buyer of completing the Acquisition, consistent with the terms set forth in this Binding Offer. Additionally, Buyer shall have the right, upon notice to the other parties hereto, to terminate its obligations hereunder at any time if the results of its due diligence inquiry are unsatisfactory to Buyer, in Buyer’s sole discretion. The Company represents to Buyer that it will proceed in good faith to negotiate the DPA, if the Binding Offer is accepted by the Company.

VII.	Confidentiality

The Parties hereby agree to maintain the confidentiality of the Acquisition and of this Binding Offer letter, including its purpose, terms, content, and existence, as well as all information and data provided each to the other pursuant hereto (collectively, “Confidential Information”). Each of the Parties shall use at least the same degree of care to safeguard and to prevent the disclosure, publication, dissemination, destruction, loss or alteration of the other Party’s Confidential Information as it employs to avoid unauthorized disclosure, publication, dissemination, destruction, loss, or alteration of its own information (or information of its customers) of a similar nature, but in no case less than reasonable care. Neither Party may use any of such information and data provided by the other for any purpose other than to evaluate, negotiate and perform the Acquisition. Neither Party shall disclose any Confidential Information to any other person without the disclosing Party’s prior written consent, except for its officers, directors, employees, affiliates, major shareholders, accountants, legal counsel, commercial bankers, investment bankers and other consultants and agents (its “Representatives”) who shall have a valid need to know in connection with the purposes of this letter, and provided that Dynastar may disclose the purpose, terms, content, and existence of this letter to prospective investors in Dynastar’s ongoing private placement offering. Each Party agrees to take all steps reasonably necessary to insure the compliance by all of its Representatives with this provision concerning confidentiality and to indemnify and save the other Party harmless from any claim, cost, loss, risk, or liability that may arise from the failure of such Party and/or its Representatives to comply with the confidentiality provisions herein set forth.

The receiving Party or its Representatives may disclose Confidential Information without the disclosing Party’s prior written consent, and such information shall no longer be deemed Confidential Information for all purposes of this Letter, only to the extent such information: (a) is already known to the receiving Party or its Representatives as of the date of disclosure hereunder without breach of any confidentiality obligation; (b) is already in possession of the public or becomes available to the public other than through the act or omission of the receiving Party or any of its Representatives; (c) is required to be disclosed under applicable law or by a governmental order, decree, regulation or rule; or (d) is acquired independently from a third party that represents that it has the right to disseminate such information at the time it is acquired by the receiving Party or its Representatives.

In the event that the receiving Party or any of its Representatives is required by law or governmental order to disclose any of the Confidential Information, the receiving Party agrees to (i) promptly notify the disclosing Party of such requirement and (ii) assist the disclosing Party in seeking a protective order or other appropriate remedy. In the event that such protective order or other remedy is not obtained, (a) the receiving Party or its Representative, as the case may be, may disclose to any tribunal only that portion of the Confidential Information which it is advised by counsel is legally required to be disclosed, and shall exercise its reasonable efforts to obtain assurance that confidential treatment will be accorded such portion of the Confidential Information, and (b) receiving Party shall not be liable for such disclosure unless such disclosure was caused by or resulted from a previous disclosure by Receiving Party (or any of its representatives) not permitted by this Letter.

The receiving Party acknowledges and agrees that the disclosing Party would not have an adequate remedy at law and would be irreparably harmed in the event that any of the provisions of this section are not performed in accordance with their terms or are otherwise breached. It is accordingly agreed that the disclosing Party and its affiliated companies shall be entitled to equitable relief, including any injunction and specific performance, in the event of any breach of the provisions of this agreement, in addition to all other remedies available to the disclosing Party at law or in equity.

The Confidential Information shall remain the property of the disclosing Party, and the disclosing Party may demand the return thereof at any time upon giving written notice to the receiving Party, within thirty (30) days of receipt of such notice, the receiving Party shall return, or cause its Representatives to return, all of the original Confidential Information and shall destroy all copies and reproductions (both written and electronic) in its or its Representatives’ possession.

VIII.	Binding Scope

This Binding Offer letter is intended to constitute a commitment to create a legal obligation on the part of the Company, and to express Dynastar’s intention to begin a due diligence process and, if satisfactory, to then enter into good faith negotiations towards the signing of the DPA. The terms and conditions stated above are not intended to be comprehensive but will be evidenced by the DPA reflecting the understandings described in this Binding Offer letter, together with such further terms and conditions as may be agreed upon by the parties.

IX.	Term

This proposal will expire on July 18, 2012 if not accepted before then. If the Company is in agreement with the terms outlined in this letter, please sign and return it at your first convenience. After delivery to Buyer of a signed copy of this Binding Offer letter, its terms will remain valid and in force for thirty (30) days from the date of delivery to Buyer or until the DPA is fully executed by the parties, whichever occurs later, except for Section VII (Confidentiality) and X (Expenses) which shall survive.

X.	Expenses

Each party shall be responsible for its own costs and expenses incurred in connection with the preparation and negotiation of this Binding Offer letter, the due diligence and the final documentation for the Acquisition.

XI.	Contact Information

Should you have any questions about this letter agreement or our interest in the Projects, please contact:

John S. Henderson IV

Dynastar Holdings, Inc.

1311 Herr Lane

Louisville, KY 40222

Tel: (502) 326-8100

josh@dynastarholdings.com

XII.	Governing Law and Jurisdiction; Miscellaneous

This Binding Offer letter shall be governed by the laws of the State of New York, United States of America and enforced in accordance with said laws.

This Binding Offer letter may be executed in one or more counterparts, each of which shall be deemed an original but both of which together shall constitute one and the same instrument. Facsimile and email versions of original signatures of this Binding Offer letter shall be considered original signatures.

[Signature page follows.]

We thank you for your consideration and look forward to reaching a mutually satisfactory closing in the very near future.

Very truly yours,

Dynastar Resources Corporation

Name: John S. Henderson IV
Title: President and CEO

uBuy2Give, Inc.

Name:	Jed Trosper	Date:
Title:	Chief Executive Officer

Schedule A

List of uBuy2Give, LLC Assets to be sold to Dynastar Holdings, Inc.

1) All ConnectionPlus software including, but not limited to the following:

•	toolbar application
•	shopping mall application
•	reporting portal
•	reconciliation and payment processing system

2) All domains names and urls owned by uBuy2Give and/or any subsidary whether or not in use. These domain names and urls include, but are not limited too

•	ConnectionPlus.org
•	CVN.org
•	uBuy2give.com, .org, .net
•	CGBG.org

3) Verisign security agreement

4) RackSpace server agreement- $3,280 per month, MediaFire $69.00 per month, and Swishmail- $59.99 (e-mail account)

5) All current, as well as pending license agreements with affiliate organizations (see Attachment A)

6) All retailer agreements with consolidators including, but not limited to agreements with Commission Junction, LinkShare, Google, PepperJam, and Link Connector

7) All current, as well as pending trademarks of the business